MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

May 24, 2012

Mark Webb, Esq.

Michael F. Johnson, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:          Mackinac Financial Corporation (the “Corporation”)

Registration Statement on Form S-3 (the “Registration Statement”)

Amended May 24, 2012

File No. 333-180610

Dear Mr. Webb and Mr. Johnson:

On behalf of the Corporation, and pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, the Corporation respectfully requests that the Registration Statement be made effective at 1:00 p.m. on May 25, 2012, or as soon thereafter as is possible.

The Corporation acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Corporation may not assert the staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact me at 906-341-7158 or Jeffrey H. Kuras of Honigman Miller Schwartz and Cohn LLP at 313-465-7446.  Thank you.

Sincerely,

/s/ Ernie R. Krueger
Ernie R. Krueger, EVP/Chief Financial Officer
Mackinac Financial Corporation

c:	Jeffrey H. Kuras, Esq.